787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

October 9, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David L. Orlic, Special Counsel
Office of Mergers and Acquisitions

Re:	WuXi PharmaTech (Cayman) Inc.
Amendment No. 1 to Schedule 13E-3
By WuXi PharmaTech (Cayman) Inc., New WuXi Life Science Holdings Limited, New WuXi Life Science Limited, WuXi Merger Limited, Dr. Ge Li, G&C Partnership L.P., ABG II-WX Limited, Boyu Capital Fund II, L.P., Hillhouse Capital Fund II, L.P., Ping An Life Insurance Company of China Ltd., Temasek Life Sciences Private Limited, Dr. Ning Zhao, Mr. Xiaozhong Liu and Mr. Zhaohui Zhang
Filed September 23, 2015
File No. 005-83350

Dear Mr. Orlic:

On behalf of WuXi PharmaTech (Cayman) Inc. (“WuXi” or the “Company”) and the other filing persons referenced above (collectively, the “Filing Persons”), set forth below are WuXi’s and the other Filing Persons’ responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 25, 2015 to Mr. Edward Hu, Chief Financial Officer of the Company, relating to the Filing Persons’ Amendment No. 1 to Schedule 13E-3 referenced above (the “Schedule 13E-3”). Concurrently with the submission of this response letter, we are also filing via EDGAR Amendment No. 2 to Schedule 13E-3 (the “Amended Schedule 13E-3”), including the revised proxy statement included in the Amended Schedule 13E-3 as Exhibit (a)-(1) (the “Proxy Statement”).

For your convenience, we have set forth below the Staff’s comments in italics, followed by the Filing Persons’ responses thereto. References to page numbers below refer to the page numbers in the Proxy Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Mr. David L. Orlic

Securities and Exchange Commission

October 9, 2015

Background of the Merger, page 21

1.	We note the disclosure added in this section in response to prior comment 6. As requested, please revise your proxy statement to explicitly state that the July 13, 2015 presentation of the financial advisor was not materially different from the August 13, 2015 presentation, in either methodology or results. Alternatively, please summarize the preliminary financial analysis in full in your proxy statement.

As requested, the disclosure on page 28 of the Proxy Statement has been revised to explicitly state that the July 13, 2015 presentation of the financial advisor was not materially different from the August 13, 2015 presentation.

Position of the Buyer Group as to the Fairness of the Merger, page 34

2.	We note the response to prior comment 5. Disclosure continues to state that that the members of the buyer group did not formally evaluate the fairness of the merger. Item 1014(a) of Regulation M-A requires the members of the buyer group to state whether they reasonably believe that the transaction is fair or unfair to unaffiliated security holders. To the extent that members of the buyer group did not evaluate fairness, they must expressly adopt the analysis and discussion of another party as their own in order to satisfy the disclosure obligations of Item 1014(a). Please revise.

As requested, the disclosure on pages 34-35 of the Proxy Statement has been revised to clarify that, in forming its reasonable belief that the merger is fair to the Unaffiliated Holders, the buyer group adopted the views and analysis of the Special Committee.

Opinion of Credit Suisse Securities (USA) LLC…,page 42

3.	We note the response to prior comment 8 and continue to believe that it is inappropriate for disclaimers of responsibility for information contained in the document to appear in the document, regardless of the source of the information. Please revise as requested.

The disclosure on page 43 of the Proxy Statement has been revised as requested.

Mr. David L. Orlic

Securities and Exchange Commission

October 9, 2015

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Dr. Ge Li (WuXi)

Mr. Edward Hu (WuXi)

Mr. Steven J. Gartner (Willkie Farr & Gallagher LLP)

Mr. Kurt J. Berney (O’Melveny & Myers LLP)

Mr. Weiheng Chen (Wilson Sonsini Goodrich & Rosati)

Mr. Zhan Chen (Wilson Sonsini Goodrich & Rosati)

Mr. Michael G. DeSombre (Sullivan & Cromwell)

Mr. Akiko Mikumo (Weil, Gotshal & Manges LLP)

Mr. Steve Xiang (Weil, Gotshal & Manges LLP)

Mr. Tim Gardner (Weil, Gotshal & Manges LLP)